Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
June 20, 2006

Securities and Exchange Commission	Via EDGAR
100 F. Street N.E.
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc.
Registration Statement on Form S-3
(Registration No. 333-128215)
Ladies and Gentlemen:
          Carrizo Oil & Gas, Inc. (the “Company”) hereby applies pursuant to Rule 477(b) under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 9, 2005. The Registration Statement has not been declared effective by the Commission, and no securities have been offered or sold pursuant to the Registration Statement.
          The Company is no longer eligible to use Form S-3, and the Company has no plans to sell securities under the Registration Statement.
          The Company also respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
          If you have any questions regarding this application, please contact Gene Oshman of Baker Botts L.L.P., the Company’s legal counsel, at (713) 229-1178.

Very truly yours, CARRIZO OIL & GAS, INC.
By:	/s/ Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

cc:	H. Roger Schwall Securities and Exchange Commission Gene J. Oshman Baker Botts L.L.P.